ITAÚ UNIBANCO HOLDING S.A. VERSÃO PARA DIVULGAÇÃO PÚBLICA REMUNERATION POLICY FOR ADMINISTRATORS (BRAZIL) 1. TARGET AUDIENCE This remuneration policy (“Remuneration Policy”) consolidates the principles and practices of remuneration of administrators adopted by Itaú Unibanco Holding SA (“Itaú Unibanco Holding”) and by the companies controlled by it (“Itaú Unibanco Conglomerate”), especially those that adhered to the single Remuneration Committee of Itaú Unibanco Holding, with all companies adhering to the Remuneration Policy herein referred to as “Itaú Unibanco Conglomerate”. 2. GOALS The Remuneration Policy aims to attract, retain and reward in a meritocratic manner the deliveries made by the administrators, in addition to encouraging them to maintain prudent levels of risk exposure in the short, medium and long-term strategies in the conduct of their business, in line with shareholders' interests and the organization's culture, so that the Itaú Unibanco Conglomerate can achieve sustainable results. 3. PRINCIPLES The Itaú Unibanco Conglomerate recognizes that the way in which the remuneration model is structured is of great importance for the conduct and sustainability of the business. In this sense, variable remuneration must take into account the risks involved, in order to encourage administrators to seek results that are perceived in the short, medium and long term, discouraging attitudes and decision making that involve excessive risk. This practice aims to align the interests of the administrators, the Itaú Unibanco Conglomerate and the shareholders. For this reason, administrators must be subject to the equity variations resulting from the fluctuation in the value of shares, and any mechanism, whether direct or indirect, through any person or entity, that implies limiting, locking, or transferring the risk related to their shares, including operations through options, swaps, forward sales, embedded derivatives, merchant commission, and mandate, is prohibited. In addition, variable remuneration must take into account the individual performance and results of the business department in which the administrator operates and/or the results of Itaú Unibanco Holding, and must be deferred over time and subject to the application of the clawback and/or malus adjustment in accordance with the terms of this Policy. The Itaú Unibanco Conglomerate recognizes that remuneration is an important tool for acknowledging the performance of administrators, and it must be based on the organizational culture reflecting not only the performance obtained, but also the way in which the results were achieved. These behaviors translate what attitudes are expected from the administrators of that organization. They address, among other aspects, ownership, partnership, integrity, agility, efficiency and ethics. The remuneration model must be designed in such a way as to attract and retain the best professionals in the market and prevent any form of discrimination, particularly those based on sex, sexual orientation, gender identity, ethnicity, race, color, age, or religion, among others. In this sense, deliveries made above expectations, both in terms of results and in terms of form, must be remunerated differently in relation to the market, always within what is permitted by applicable legislation and respecting the rules of the model. 4. GOVERNANCE In view of the importance of the administrator compensation structure, the topic is dealt with at the highest levels of management of the Itaú Unibanco Conglomerate, in a robust governance structure that allows all decisions to be taken collectively at different levels. The governance of the variable remuneration of the Itaú Unibanco Conglomerate is described in internal policy, applicable to all companies belonging to the Itaú Unibanco Conglomerate. Regarding the Remuneration Committee, its functioning and responsibilities are included in its internal charter. 5. FACTORS The Itaú Unibanco Conglomerate has some factors that guide this policy in order to ensure the alignment between the interests of the administrators, the Itaú Unibanco Conglomerate itself and its shareholders. Administrators' remuneration must be compatible with the nature, size, complexity, structure, risk profile, and business model of the Itaú Unibanco Conglomerate, as well as with the risk management policy and must be formulated in such a way as not to encourage behaviors that increase risk exposure above the levels considered prudent in the short, medium and long-term strategies adopted by the institution. As a way of avoiding conflicts of interest, the remuneration of administrators in the areas of internal control and risk management, those responsible for activities related to the compliance function, and members of the internal audit team, must be adequate to attract qualified and experienced professionals, and must be based on the achievement of the objectives of their own functions and not on the performance of the departments of businesses controlled or evaluated by them. The Remuneration Committee and the Risk and Capital Management Committee will jointly evaluate the remuneration incentives created by this Remuneration Policy for Administrators. 5.1 Measurement factors of the global amount of variable remuneration To calculate the global amount and the allocation between the business departments, the following factors are taken into account, among others:

a) current and potential risks, as defined in the applicable regulations; b) the overall result of the companies belonging to the Itaú Unibanco Conglomerate; c) Itaú Unibanco Holding's ability to generate cash flows; d) the economic environment in which the Itaú Unibanco Conglomerate operates and its trends; e) long-term sustainable financial bases and adjustments to future payments based on the risks assumed, fluctuations in the cost of capital and liquidity projections; and f) the performance of the Itaú Unibanco Conglomerate as a whole. 5.2 Variable remuneration measurement factors To calculate the variable remuneration of administrators, the following criteria are considered, at least: a) individual performance; b) the performance of the business department; c) the performance of companies belonging to the Itaú Unibanco Conglomerate; and d) the relationship between the performances mentioned above and the risks assumed. The performance considered must include economic-financial metrics and qualitative aspects. The proportion between fixed and variable remuneration paid in cash, deferred in shares, share-based instruments, or other assets must be balanced, considering the Company's risk management policy, in order to enable the reduction, including the full reduction, of the variable remuneration portion, according to the analysis of the variable remuneration measurement Factors carried out by the Remuneration Committee. Variable remuneration may be paid in cash, shares, share-based instruments or other assets. In cases where payments are made with shares, share-based instruments or other assets, deliveries must be made considering the valuations of any of the assets at fair value. Therefore, there should not be any form of compensation in cases where there is depreciation of such assets. At least 70% (seventy percent) of the variable remuneration must be paid in shares or instruments based on shares, compatible with the creation of long-term value and with the time horizon of the risk, and must be deferred for future payment of, at minimum, three years and staggered in installments proportional to the deferral period. The deferred portions of variable remuneration shall be subject to the application of the malus mechanism under the circumstances described below, with the objective of ensuring alignment between the remuneration of administrators and the prudent management of risks, the sustainability of results, and the preservation of the integrity of the Itaú Unibanco Conglomerate. During the deferral period, in the event of (i) a significant reduction in Itaú Unibanco Holding’s recurring profit and/or the occurrence of a negative result; or (ii) a significant reduction in the results and/or the occurrence of a negative result in the business area in which the administrator currently works or has worked, the deferred portions not yet paid may be reduced proportionally to the reduction observed, regardless of the grant year to which such portions relate. The Remuneration Committee may increase the percentage of reduction, including up to the full cancellation of the deferred portions, taking into account the extent of the loss or reduction in results and the circumstances that gave rise to it. If accounting reviews, adjustments, or restatements occur and reveal that the results of prior fiscal years, on the basis of which the variable remuneration was originally granted, were overstated, the Remuneration Committee may determine a malus adjustment of up to the full amount of the deferred portions not yet paid, regardless of the grant year, without prejudice to the provisions set forth in the Clawback Policy In the event of identification of inappropriate conduct by the administrator, such as acting in conflict of interest, non-compliance with internal or legal regulations, or any behavior that compromises the integrity or reputation of the institution, the deferred installments not yet paid may be reversed proportionally to the severity of the conduct, including up to the full cancellation of the deferred portions, regardless of when such conduct is identified and substantiated (whether during or after the administrator’s term of office), as assessed by the competent committees. The malus adjustment may be applied at any time, for as long as there are deferred portions that remain unpaid, including after the administrator’s termination, whenever facts or circumstances exist that justify its application. For purposes of this Policy, the date on which the facts giving rise to the adjustment are identified or established shall be deemed irrelevant. The failure to apply a malus adjustment immediately shall not constitute a waiver, novation, or limitation of the Itaú Unibanco Conglomerate’s right to apply such adjustment at a future date. In addition, the guarantee of payment of a minimum amount of variable remuneration or other incentives to administrators occurs only on an exceptional basis, upon hiring or transferring administrators to another department, city or company of the Itaú Unibanco Conglomerate, limited to the first year after the fact that gives rise to the payment guarantee. If contracts are signed with payment clauses in excess of those provided for in the legislation, linked to the dismissal of administrators, they must be compatible with the creation of value with long-term risk management and performance achieved over time. 5.2.1 Remuneration linked to ESG issues Environmental, social and governance issues affect the variable remuneration of administrators involved in activities, businesses and commitments related to the ESG agenda, through performance indicators, projects and initiatives present in the individual performance criteria. The goal-setting contracts are defined according to the scope of each area’s activities. The ESG strategy of the Itaú Unibanco Conglomerate is supported by a solid foundation of governance and conduct, reflecting its commitment to responsible practices that guide the organization’s actions in pursuit of more sustainable performance.

In addition to that, in order to mobilize the work of the departments in search of the best experience for the customer, all administrators have in the individual performance criterion the Customer Goal, which aims to monitor and measure, through indicators, the sustainability of the products and services offered by the organization. Starting in 2025, the Sales Quality Score (SQS) - or an equivalent indicator — will be incorporated into the overall evaluation of certain Commercial and Product Directors, potentially impacting their results and reinforcing the link between commercial conduct and performance. 6. REGULATORY ENVIRONMENT Itaú Unibanco Holding is a publicly traded financial institution and, as such, is subject to the rules applicable to publicly-held companies and financial companies. In this context, pursuant to Resolution No. 5,177 of the National Monetary Council, of September 26, 2024 (“CMN Resolution No. 5,177/24”), Itaú Unibanco Holding implements this Remuneration Policy. 7. SCOPE The Remuneration Policy applies to financial institutions and other institutions authorized to operate by the Central Bank of Brazil belonging to the Itaú Unibanco Conglomerate, as well as other companies of the Itaú Unibanco Conglomerate, at the discretion of the HR Department. The guidelines of the Remuneration Policy will also be applicable to companies of the Itaú Unibanco Conglomerate abroad, adapted to specific and local laws and markets, at the discretion of the HR Department. 8. APPROVED BY This Remuneration Policy was prepared by the Remuneration Committee, is reviewed annually by the aforementioned Committee and was approved by the Board of Directors at a meeting held on 10/22/2012 and updated at meeting held on 06/25/2026. ANNEX TO THE REMUNERATION POLICY FOR ADMINISTRATORS CLAWBACK POLICY 1. POLICY In accordance with the applicable rules of The New York Stock Exchange (“NYSE”) Listed Company Manual (the “NYSE Rules”), and Section 10D and Rule 10D-1 of the

Securities Exchange Act of 1934, as amended (the “Exchange Act”) (“Rule 10D-1”), the Board of Directors (the “Board”) of Itaú Unibanco Holding S.A. (the “Company”) has adopted this Clawback Policy (this “Clawback Policy”) as a supplement to the Company’s Administrator Compensation Policy / Stock Option Plan, in order to provide for the recovery of erroneously awarded incentive-based compensation from Officers of the Company. 2. APPLICABILITY This Clawback Policy applies to all current or former “Officers” of the Company (as defined below) who received Excess Incentive Compensation (as defined below) during the Recoupment Period (as defined below). For purposes of this Clawback Policy, “Officers” means each individual who is or was during the Recoupment Period designated by the Company’s compensation committee the (the “Committee”) as an “officer” of the Company as defined in Rule 16a-1(f) under the Exchange Act. It is expected that the individuals identified as being members of the Company’s Executive Committee (as disclosed in the Company’s 20-F for an applicable fiscal year) will constitute the Officers under this Clawback Policy. 3. RECOUPMENT/CLAWBACK In the event of a Restatement (as defined below), the Board shall require a current or former Officer to reimburse, repay or forfeit any Excess Incentive Compensation (as defined below) received by such Officer at any time during the three completed fiscal years immediately preceding a Restatement Determination (as defined below) (such period, the “Recoupment Period”). For purposes of this Clawback Policy, Incentive Compensation is deemed “received” during the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period. “Excess Incentive Compensation” means, as determined on a pre-tax basis, that amount of Incentive Compensation that was received by the Officer during the Recoupment Period and following the effective date of this Clawback Policy, based on the incorrectly reported financial results of the Company, over the Incentive Compensation that would have been received by the Officer if such amount(s) had been determined based on the financial results of the Company set forth or reflected in the Restatement, in each case and on an individual basis, as determined by the Board. If the Board cannot reasonably determine the amount of Excess Incentive Compensation received by the Officer based on the information set forth or reflected in the Restatement, then it will make its determination based on a reasonable estimate of the effect of the Restatement on the Company. “Financial Reporting Measures” means measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are financial reporting measures for purposes of this Clawback Policy. A financial reporting measure need not be presented within the financial statements or included in a filing with the SEC. “Incentive Compensation” means any cash, equity-based or equity-linked compensation to the extent the amount is paid, earned, vested or granted based wholly or in part on the attainment of Financial Reporting Measures.

“Restatement” means an accounting restatement (i) due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial restatements that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period. “Restatement Determination” means the earlier to occur of (i) the date the Board, the Committee and/or management concludes (or reasonably should have concluded) that a Restatement is required, or (ii) the date a regulator, court or other legally authorized entity directs the Company to prepare a Restatement of a previously issued financial statement. In the event of a Restatement, the Board shall promptly determine the amount of any Excess Incentive Compensation for each Officer in connection with such Restatement and shall promptly thereafter provide each Officer with a written notice containing the amount of Excess Incentive Compensation and a demand for repayment or return, as applicable. The Board shall have discretion to determine the appropriate means of recovery of Excess Incentive Compensation based on all applicable facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery. The right of recovery under this Clawback Policy shall run in favor of the Company and its parents and subsidiaries, to the extent not enforced by the Company. 4. ADMINISTRATION OF CLAWBACK POLICY Administration of this Clawback Policy is incumbent on the Board and the Committee. The Board is authorized to interpret and construe this Clawback Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Clawback Policy and for the Company’s compliance with the NYSE Rules, Section 10D, Rule 10D-1 and any other applicable law, regulation, rule or interpretation of the SEC or NYSE promulgated or issued in connection therewith. Any determinations made by the Board shall be final and binding on all affected individuals. Notwithstanding anything set forth herein to the contrary, the Company shall not be required to seek recovery of compensation under this Clawback Policy (i) if the Board reasonably determines that the direct expenses to be paid to a third party to recover the Excess Incentive Compensation would exceed the amount of the compensation to be recovered, making recovery impracticable, and provides all required information to NYSE, (ii) if recovery would be in violation of any home country law applicable to the Company or an Officer which law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Excess Incentive Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation and a copy of the opinion is provided to NYSE, or (iii) to the extent applicable, if recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. In connection with the foregoing, the Board must also make a determination that, as a result of any or all of the foregoing, recovery under this Clawback Policy would be impracticable. 5. NO INDEMNIFICATION

None of the Company or any of its subsidiaries shall be permitted to indemnify or insure any Officer against (i) the loss of any Excess Incentive Compensation that is repaid, returned or recovered pursuant to the terms of this Clawback Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Clawback Policy. Any and all payments by or on account of an Officer that is repaid, returned or recovered pursuant to the terms of this Clawback Policy shall be made without deduction or withholding for any taxes. The Excess Incentive Compensation is determined on a pretax basis and shall be reimbursed, repaid or forfeited on a pre-tax basis. 6. OTHER RECOVERY RIGHTS This Clawback Policy shall be binding and enforceable against all Officers and, to the extent required by applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators or other legal representatives. The Board intends that this Clawback Policy will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan or any other agreement or arrangement with an Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Officer to abide by the terms of this Clawback Policy. Any right of recovery under this Clawback Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation or rule or pursuant to the terms of any policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement or other arrangement. 7. EFFECTIVENESS OF CLAWBACK POLICY This Clawback Policy will become effective on the date of its approval by the Company’s Board, and will thereafter remain in effect for an indefinite period of time, provided, however, that this Clawback Policy may be suspended or terminated by the Board.